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                              January 10, 2024

       Bihua Chen
       Chief Executive Officer
       Helix Acquisition Corp. II
       200 Clarendon Street, 52nd Floor
       Boston, MA 02116

                                                        Re: Helix Acquisition
Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
20, 2023
                                                            CIK No. 0001869105

       Dear Bihua Chen:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 20, 2023

       We may issue our shares to investors in connection with our initial business combination...., page
       47

   1. We note your disclosure here and your references to PIPE transactions elsewhere. Please clearly disclose their
impact to you and investors. To the extent you may utilize PIPE transactions, disclose
that the agreements are intended to ensure a return on investment to the investor in return
for funds facilitating the sponsor   s completion of the business
                                                        combination or
providing sufficient liquidity. Additionally, please also disclose that these arrangements result in
costs particular to the de-SPAC process that would not be
                                                        anticipated in a
traditional IPO. Lastly, please clarify here and throughout the prospectus whether the PIPE
transactions may occur at a price below the IPO price of $10 per share and if so, the
resultant risks.
 Bihua Chen
FirstName  LastNameBihua
Helix Acquisition Corp. II Chen
Comapany
January 10,NameHelix
            2024      Acquisition Corp. II
January
Page 2 10, 2024 Page 2
FirstName LastName
The new 1% U.S. federal excise tax on stock buybacks could be imposed...., page
69

2. We note that this risk factor describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act of August
         2022. Please also describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
              liquidation    in Section 331 of the Internal Revenue Code;
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates; and
             de-SPACs, depending on the structure of the de-SPAC transaction. Our amended and restated memorandum and articles of association provide that the courts of the
Cayman Islands will be the exclusive...., page 72

3. Please reconcile the disclosure in this risk factor that "the forum selection provision in our amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim" with the disclosure on page 139 that "our amended and restated memorandum and articles of association also provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the
         United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including those arising under the Securities Act or Exchange Act."
Permitted Purchases of Our Securities, page 97

4. We note that unlike traditional SPACs, your offering does not include warrants. Please explain the references to the potential purchase of public warrants in this section or remove.
Directors' Fiduciary Duties and Conflicts of Interest, page 118

5. Please expand your disclosure in this section to highlight the financial conflicts of interest of your sponsor, officers, directors, advisors and/or your or their affiliates, as the case may
         be. For example, highlight, to the extent applicable, conflicts arising from ownership of the founder shares and private placement shares, including that:
             because of the low price they paid for the founder shares, your sponsor and your officers and directors may make a substantial profit even if the company selects an acquisition target that subsequently declines in value and is unprofitable for public investors;
             if you do not consummate a business combination within the time required, the founder shares, private placement units, and their underlying securities will expire
 Bihua Chen
Helix Acquisition Corp. II
January 10, 2024
Page 3
           worthless; and
             highlight whether employment or consulting agreements negotiated with a target business in connection with a business combination, or other agreements providing for compensation following an initial business combination, may cause your officers and directors to have a conflict of interest.
Principal Shareholders, page 123

6. Please revise to include Bihua Chen in the beneficial ownership table and include the shares owned through Helix Holdings II LLC, your sponsor, as reflected in footnote three to the table. Please also revise the amount held by officers and directors as a group.
Signatures, page II-4

7. Please include the signatures of the majority of the board of directors. See Instruction 1 to
       Signatures to Form S-1.
       Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E.
Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameBihua Chen
                                                             Division of
Corporation Finance
Comapany NameHelix Acquisition Corp. II
                                                             Office of Real
Estate & Construction
January 10, 2024 Page 3
cc:       Joel Rubinstein
FirstName LastName